Exhibit 99.132
Blue Pearl Mining Ltd. (formerly Patent Enforcement and Royalties Ltd.)
Management’s Discussion and Analysis
For the six months ended June 30, 2006
This Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Blue Pearl Mining Ltd. (“Blue Pearl” or “the Company”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the periods ended June 30, 2006 and 2005 along with the Company’s MD&A and the audited consolidated financial statements for the year ended December 31, 2005. All amounts referred to are expressed in Canadian dollars unless otherwise indicated.
Additional information about Blue Pearl, including quarterly and annual reports and the Annual Information Form (AIF), is available on-line at www.sedar.com.
Auditor Involvement
The auditor of Blue Pearl Mining Ltd. has not performed a review of the unaudited financial statements for the six months ended June 30, 2006 and 2005.
Overview
In April 2005, the shareholders of Patent Enforcement and Royalties Ltd. (“PEARL”) approved the change of business of PEARL from patent enforcement to mining and the change of name from PEARL to Blue Pearl Mining Ltd. Blue Pearl will wind down the patent enforcement business as cases are settled or abandoned.
In April 2005 Blue Pearl also acquired its principal asset, the Davidson Property. The Davidson Property is a molybdenum deposit located near Smithers, British Columbia. The Company is advancing this project to the feasibility stage and subsequently into production. An industry-leading engineering firm has been engaged to complete the feasibility study. Other consultants with certain specific knowledge in mineral reserves, environmental studies and mine planning are also providing input to the study. As part of the feasibility study a program of underground infill drilling is underway on the Main Deposit. In addition, the Company is conducting exploration drilling to test a second mineralized zone beneath the existing workings. The feasibility study is expected to be completed this year. The environmental permitting for the project is also in progress and is expected to be completed later in 2006.
Results of Operations
Three months ended June 30, 2006 and 2005
Expenses increased in the second quarter of 2006 by $2,601,917 from the comparable 2005 quarter. In the second quarter of 2006 the Company continued to work towards its plan to bring the Davidson Property into production. Davidson Property exploration and development expense was $2,629,662 in the second quarter of 2006 compared to nil in 2005. Project activities included rehabilitating the underground workings, constructing new drill stations, infill drilling on the Main Deposit and exploration drilling of a second mineralized zone beneath the existing workings, continuation of the feasibility study including a resource estimate and a mine plan, environmental baseline studies, community consultation and environmental assessment application. General and administrative expense also increased by $113,222 in 2006 over 2005 as the Company became more active, hired more staff, and opened new offices.

Blue Pearl Mining Ltd. (formerly Patent Enforcement and Royalties Ltd.)
Management’s Discussion and Analysis
For the six months ended June 30, 2006
Six months ended June 30, 2006 and 2005
Expenses increased in the first half of 2006 by $5,981,106 from the comparable 2005 period. Davidson Property exploration and development expense was $5,253,037 in 2006 compared to nil in 2005 as the Company worked towards bringing the Davidson Property into production. General and administrative expenses also increased by $284,670 in the first six months of 2006 over 2005 as the Company became active. Included in these costs are office and administrative services costing $140,000 (2005 - $90,000) provided by Glencairn Gold Corporation that has certain common directors and officers with the Company. In the first half of 2006 the Company continued its drilling, feasibility and permitting activities.
Stock option expense was $577,966 in 2006 and $146,581 in the comparable 2005 period as new staff and directors were added and granted options.
Liquidity and Capital Resources
At June 30, 2006 the Company had cash and cash equivalents of $5,971,705 and working capital of $5,850,231.
In February 2006, the Company closed a private placement financing of 500,000 units at a price of $0.80 per unit for gross proceeds of $400,000. Each unit consisted of a common share, an “A” warrant and 0.4 of a “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of $1.00 and each whole “B” warrant entitles the holder to purchase one common share at a price of $0.80 for two years from the closing of the private placement.
In April 2006, the Company closed another private placement of 1,085,000 flow-through common shares priced at $2.85 per share for gross proceeds of $3,092,250. Blue Pearl also issued compensation options entitling the agents to purchase 75,950 common shares at $2.85 per share until April 5, 2008.
Cash at June 30, 2006 is expected to be adequate to complete the Davidson Property feasibility study and fund the Company’s working capital requirements to the end of 2006. Additional financings will be required to complete future production facilities.
Outlook
The Company is continuing the activities to bring the Davidson Property into production. The environmental permitting process, the reserve report and the mine plan are nearing completion and the feasibility study is expected to be completed in 2006. The feasibility study is focused on commencing mining with a high-grade portion of the Davidson Property’s Main Deposit, shipping ore to an area processing facility and constructing a 2000-tonne-per-day milling circuit.
While the feasibility study has concentrated on the Main Deposit at the Davidson Property exploration drilling has also been taking place on the Lower Zone. The drill results received to date have confirmed the potential of this deposit.

Blue Pearl Mining Ltd. (formerly Patent Enforcement and Royalties Ltd.)
Management’s Discussion and Analysis
For the six months ended June 30, 2006
In February 2006, the Company signed a non-binding Memorandum of Understanding (“MOU”) with Endako Mines (a joint venture of Thompson Creek Mining Ltd. and Sojitz Moly Resources Inc.) for construction of a milling circuit to process ore from Blue Pearl’s Davidson Property at Endako’s mine site near Fraser Lake, British Columbia. The discussions are ongoing to optimize a definitive agreement.
Summary of Quarterly Results
(Canadian$ in thousands, except per share amounts)

	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30
	2004	2004	2005	2005	2005	2005	2006	2006
Revenue	—	651	—	33	64	60	60	66
Net earnings (loss)	(73)	408	(292)	(645)	(889)	(2,800)	(2,891)	(3,214)
Earnings (loss) per share — basic and diluted	(0.00)	0.02	(0.01)	(0.03)	(0.04)	(0.07)	(0.06)	(0.07)

Total assets	281	910	10,868	9,841	10,672	9,445	7,794	8,720
Outstanding Share Data
Common shares and convertible securities outstanding at August 10, 2006 were:

	Expiry		Securities	Common Shares
Security	Date	Exercise Price	Outstanding	on Exercise
Common shares	n/a		50,327,328	50,327,328
Warrants	April 5, 2008	$0.70 to $2.85	5,903,375	5,903,375
Share options	Oct 20, 2006 to Mar. 17, 2011	$0.15 to $0.73	3,473,500	3,473,500

				59,704,203

August 10, 2006